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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

Symphony Telecom International, Inc.
================================================================================
                                (Name of Issuer)

$.001 Par Value Common Stock
================================================================================
                         (Title of Class of Securities)

87154R 10 1
================================================================================
                                 (CUSIP Number)

Mr. Gilles Trahan, 41 George Street, South, Brampton, Ontario,L6Y 2E1,
Canada, 905-457-4300
================================================================================
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

March 09, 2000
================================================================================
             (Date of Event which Requires Filing of this Statement)

        If the  filing  person has  previously  filed a  statement  on
        Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87154R 10 1

================================================================================

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

          Gilles Trahan
================================================================================

     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  .................................................................

          (b)  .................................................................

================================================================================

     3.   SEC Use Only..........................................................

================================================================================

     4.   Source of Funds (See Instructions) 00

================================================================================

     5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
          2(d) or 2(e) .........................................................

================================================================================

     6.   Citizenship or Place of Organization - Canada

================================================================================
Number of
Shares          7. Sole Voting Power - 4,000,000-25%
Beneficially
Owned by       =================================================================
Each
Reporting       8. Shared Voting Power  - None
Person With
               =================================================================

                9. Sole Dispositiv Power - 4,000,000-25%

               =================================================================
               10. Shared Dispositive Power - None

               =================================================================

================================================================================

     11. Aggregate Amount Beneficially Owned by Each Reporting Person - 4,000,000 -25%

================================================================================

     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) - None

================================================================================

     13.  Percent of Class Represented by Amount in Row (11) - 25%

================================================================================

     14.  Type of Reporting Person (See Instructions) - IN

================================================================================

                      SYMPHONY TELECOM INTERNATIONAL, INC.

                             (CUSIP NO.87154R 10 1)

                                  SCHEDULE 13D

ITEM 1.  Security and Issuer.

         This Schedule 13D relates to the $.001 Par Value Common Stock ("Common Stock") of Symphony Telecom International Inc., a Utah Corporation (the "Company"). The principal executive offices of the Company are located at 41 George Street, South, Brampton, Ontario, L6Y 2E1, Canada.

ITEM 2.  Identity and Background.

         This statement is filed by Mr. Gilles Trahan, who simultaneously with the purchase of the Company's Common Stock reported hereby was elected a Chairman, C.E.O. and Treasurer of the Company. Mr. Trahan's address is the same as that of the Company, set forth above. Mr. Trahan is a citizen and resident of Canada.

         During the past five years, Mr. Trahan has not been convicted in any criminal proceeding (excluding traffic violations or similar matters), nor has he been a party to any civil proceeding of any judicial or administrative body, as a result of which he was subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

         On March 09, 2000 Symphony Telecom, Inc. entered into a Plan of Reorganization with Symphony Telecom International, Inc. (f/k/a Mammoth Resources, Inc.). As part of that reorganization, Mr. Trahan tendered 3,000,000 shares of Symphony Telecom International, Inc., and received 7,924,375 shares in exchange.

         Of that amount, 4,000,000 were received for Mr. Trahan's personal account, and the remainder were received in trust for other shareholders. Mr. Trahan disclaims beneficial ownership of any of such additional 3,924,375 shares, and subsequently transferred and delivered them to the beneficial owners thereof. No funds were expended by Mr. Trahan in connection with his acquisition of his 4,000,000 shares, and the shares relinquished by him as consideration were his own personal property.

ITEM 4.  Purpose of the Transaction.

         Mr. Trahan entered into the Plan of Reorganization with the intent of acquiring substantial control of the Company. By reason of his ownership of 25% of the Company's Common Stock (its only class of voting securities of which any are issued and outstanding), as well as his position as Chairman and CEO of the Company, Mr. Trahan may well be in a position to control the affairs of the Company and to elect its entire Board of Directors. Mr. Trahan intends to build the Company both through internal growth of its business and by making strategic acquisitions, and then financing their development. Accordingly, Mr. Trahan is unable to give any assurance that any such acquisitions will actually be completed or financed, or that if completed or financed, they will prove profitable or otherwise worthwhile to the Company.

ITEM 5.  Interest in the Securities of the Issuer.

         Mr. Trahan has the sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, all of his 4,000,000 shares of Common Stock. Although certain other individuals personally known to Mr. Trahan, acquired Common Stock of the Company in various transactions simultaneously with his acquisition of the Stock, Mr. Trahan disclaims any voting or dispositive power with respect to the shares purchased by and subsequently owned by each of such other persons. In each case, it is anticipated that decisions with respect to voting and/or disposing of such shares will be the sole and independent decision of that shareholder.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         Other than the Plan of Reorganization, Mr. Trahan has no contract, arrangement, understanding or relationship with any other person with respect to his ownership, voting, or disposition of his shares in the Company.

ITEM 7.  Material to be Filed as Exhibits.

         The following document is filed as an exhibit hereto:

                                Title of Exhibit
                                ----------------

         The Plan of Reorganization filed as an Exhibit to the Issuer's Report on Form 8-K dated March 14, 2000 is hereby incorporated by reference.


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2001                                       /s/ Gilles A. Trahan
---------------------------------                    ---------------------------
             Date                                               Signature




                                         Gilles Trahan/Chairman, CEO & Secretary
                                         ---------------------------------------
                                                       Name/Title